02-3131

Theralase™ Technologies Inc. Photo-Dynamic Therapy

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:theralase@atlantor.com



05007828

PRESS RELEASE

FO[illegible]:

SUBJECT: **Theralase Technologies Achieves Initial Profitability in 2004**

SUPPL

Toronto; 28 April 2005 -- **Theralase Technologies Inc. (TSXV/NEX: TLT.H & OTC BB:TLTFF)** announced that it recorded its initial operating profitability and a positive cash flow for the year ending December 31, 2004. Gross sales for the year totalled $657,000, with net income of $57,000 (nil per share earnings) and a positive cash flow of $78,000. Prior year comparisons are not meaningful because its wholly-owned operating subsidiary, **Theralase Inc.,** was acquired in November 2003.

The Company attributed its profitable 2004 performance to sharply increased therapeutic laser unit sales spurred by drug safety concerns deriving from the use of Cox-2 inhibitor painkillers, as Vioxx, Celebrex and Bextra. The innovative, proprietary Theralase medical laser units provide safe and effective non-invasive replacement therapy for the management and control of systemic pain.

The Company also pointed to the world's aging demographics which results in the rapidly increasing incidence of painful musculo-skeletal disorders. An aging population will actively embrace the therapeutic relief offered by new and more powerful medical laser technologies.

Theralase Technologies Inc. designs, develops, manufactures and sells proprietary, innovative, higher-powered, super-pulsed therapeutic laser equipment for a wide range of applications in photo-dynamic medical therapy. The Theralase technology platform is employed in market-oriented applications in several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatoidal disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration and for osteoporosis conditions -- and thirdly, applying proprietary photo-dynamic laser therapy to attack specially-targeted cancerous growths.

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For Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.

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